FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...23 May 2002

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 23 May 2002

BY.........................
Paul Davies
Assistant Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITES PLC

23 May 2002

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

DELIVERING VALUE AND GROWTH

- Profit before tax* from continuing operations – increased by 11 per cent to £328 million
- Licensed multi-utility operations – cost saving target increased to £480 million
- Asset management services - sales up by 95 per cent to £386 million and operating profit* up by 49 per cent to £31 million
- £225 million metering services contract win provides further boost for asset management services
- Customer management outsourcing – sales increased by 34 per cent to £283 million with improving operating margin
- Telecommunications – turnover increased by 30 per cent to £155 million
- Total dividend for the year of 47.0 pence, an increase of 2 per cent - dividend cover* of 1.1 times

*Unless otherwise stated, amounts and percentage movements throughout this document relating to the profit and loss account are stated before goodwill amortisation and exceptional items.

Chief Executive John Roberts said:

"United Utilities' strategy for delivering growth and efficiency, based on our core competencies of asset management and customer management, has progressed well during the year. We've increased our cost savings target in licensed multi-utility operations and achieved substantial growth in our support services businesses, which now contribute around a third of the group's revenues.

"In licensed multi-utility operations we have raised our target for cost savings over the five-year period from £450 million to £480 million, representing an £80 million outperformance of our regulatory targets. This increased target demonstrates the value of our multi-utility strategy, which is delivering synergy savings through operating and maintaining electricity, water and wastewater networks in the same geographical area. These benefits include rationalisation of depots, offices and IT systems, and merging management teams to create a more integrated multi-utility.

"The operations management contract with Welsh Water, which was the first of its kind in the UK water industry, is exceeding our expectations. The proportion of Welsh Water's capital maintenance programme managed by United Utilities has been increased, providing additional growth in turnover. Furthermore, the operational changes that we have implemented have improved overall service levels to their best ever in Welsh Water.

"With sales in excess of £86 million, we have consolidated our position as the market leader in the progressively deregulated metering and connections market. This position will be further substantially boosted by the recently signed £225 million five-year contract for meter installation and maintenance with British Gas Trading Limited.

"Vertex has now substantially completed its transition from internal service provider to an outsourcer specialising in managing customer relationships for its external clients. Less than a quarter of its order book is now derived from United Utilities. The C$300 million ten-year contract with Hydro One, the Ontario-based energy utility, is particularly significant as it represents the largest contract secured to date through the alliance with Cap Gemini Ernst & Young UK. It also offers an excellent opportunity to leverage Vertex's experience, gained through privatisation in the UK market, to the newly deregulating Canadian utilities market.

"As anticipated, our telecommunications business, Your Communications, moved to being EBITDA positive on a month-by-month basis by the end of the year. It is expected to become progressively more financially self-sufficient, as revenues increase further, and the level of capital expenditure reduces next year. We remain firmly focused on driving the business towards profitability."

Commenting on the outlook for United Utilities, John Roberts said:

"Looking ahead, we believe that the utility market will continue to be reshaped as a result of financial restructuring, regulatory change and commercial pressures. Further consolidation will take place as companies look to outsource their less efficient operations, and develop areas in which they have a competitive advantage. We intend to capitalise on such outsourcing opportunities using our core skills of asset management and customer management. United Utilities Contract Solutions now has the track record to benefit from further outsourcing opportunities as utilities restructure. Vertex is well placed to take advantage of increasing volumes in the UK and North America, with our strategic partnership with Cap Gemini Ernst & Young UK providing an additional marketing channel.

"2002/03 will be the most challenging year so far in the current regulatory period, with no real price increases in our water business and a real price cut of 3 per cent in our electricity business. At the same time our capital programmes will accelerate as construction contracts are let under framework agreements. However, further progress in implementing cost reduction initiatives, and continued growth in our support services businesses, mean that we expect to deliver satisfactory results this year.

"We've been encouraged by Ofwat's actions to make the regulatory process more transparent and improve communications with the capital markets. However, we would welcome further debate amongst stakeholders about the length of review periods. Whilst the current five-year review period may be appropriate for service and efficiency targets, a longer review period for capital programmes may reflect better the long-term nature of investment requirements within the industry."

In conclusion, the Chairman, Sir Richard Evans, said:

"I am very pleased with the progress that the group has made on delivering efficiency, through multi-utility synergies in its licensed businesses, and deploying its core skills of asset management and customer management in growth markets. The board has confidence in the group's performance and its prospects, and remains committed to its progressive dividend policy. This is reflected in the proposed increase of 2 per cent in the final dividend."

-o0o-

For further information:

John Roberts, Chief Executive	020 7307 0300
Simon Batey, Finance Director	020 7307 0300
Simon Bielecki, Investor Relations Manager	01925 237033
Alan Price, Head of Corporate and Financial Communications	020 7307 0300

A presentation to investors and analysts will commence at 8.30 am on Thursday, 23 May 2002 at the City Presentation Centre, Chiswell Street, London EC4. The presentation, together with further information on United Utilities, will be available later in the day on our web site at: http://www.unitedutilities.com. Photographs for media use supporting these results can be downloaded via http://www.newscast.co.uk.

DIVIDEND

The board is proposing a final dividend in respect of the year ended 31 March 2002 of 31.7 pence per share, an increase of 2 per cent. This dividend will be paid on 1 October 2002 to shareholders on the register at close of business on 7 June 2002. Together with the interim dividend of 15.3 pence per share, the dividend for the year is 47.0 pence per share, representing an increase of 2 per cent.

FINANCIAL PERFORMANCE

Turnover from continuing operations rose 19.2 per cent to £1,876.4 million, reflecting strong growth in customer management outsourcing, asset management services and telecommunications, offset by real regulatory price reductions in licensed multi-utility operations.

Operating profit* (including share of joint ventures) from continuing operations rose 8.9 per cent to £558.7 million compared with the previous year, mainly because of operating cost reductions in licensed multi-utility operations, increased volumes in our support services businesses and improved margins in customer management outsourcing.

After a 6.6 per cent increase to £230.6 million in net interest payable relating to continuing operations, profit before tax* from continuing operations increased by 10.6 per cent to £328.1 million.

An exceptional charge of £11.9 million, related principally to severance costs associated with cost reductions in licensed multi-utility operations, was recorded in the period.

Goodwill amortisation in the year rose to £8.0 million, compared with £4.0 million last year.

The group's investment in IEBA, the Argentinian electricity utility, which had a carrying value of approximately £41.3 million prior to the devaluation of the Argentine peso, has been extinguished by exchange adjustments. An exchange adjustment of £79.3 million in respect of this investment has been included in the statement of total recognised gains and losses. This has resulted in a provision of £38.0 million being created on the balance sheet in accordance with FRS 9 to reflect the group's share of net liabilities. The group has no financial commitment to IEBA beyond the initial investment made in 1997.

The group will provide additional disclosures about its pension schemes this year in accordance with the transitional provisions of FRS 17. This valuation of the group's schemes at 31 March 2002 shows that, despite a reduction in asset values recorded during the year, they continue to be fully funded.

Net debt at 31 March 2002 was £3,060.8 million, an increase of £254.4 million compared with 31 March 2001. Gearing now reflects a balance sheet provision for deferred taxation in accordance with FRS19, and stands at 121 per cent at 31 March 2002.

The group arranged £744 million in term funding during the year. This comprised £356 million in 24 year bonds; £23 million in 5 year bonds; £90 million of additional European Investment Bank facilities and time extensions in existing medium term committed bank facilities of £275 million. Cash and short term investment balances at 31 March 2002 were £388 million. This together with undrawn committed bank facilities of £986 million provides substantial pre-funding for the group's capital investment programme.

United Utilities PLC (A3/P-2/Stable, BBB+/Positive/A-2) is the holding company of the regulated monopolies United Utilities Water PLC (A2/P-1/Stable, A-/Positive/A-2) and United Utilities Electricity PLC (A2/P-1/Stable, A-/Positive/A-2).

OPERATING PERFORMANCE

LICENSED MULTI-UTILITY OPERATIONS

- Turnover increased by 0.6 per cent to £1,208.9 million
- Operating profit* increased by 5.7 per cent to £529.6 million
- Cost savings target for the five years to 2005 increased from £450 million to £480 million, principally as a result of multi-utility synergy savings

Turnover increased by £7.3 million, compared with the previous year, despite a 1 per cent real reduction in prices for water and wastewater customers, and a 3 per cent real reduction in electricity distribution charges, which were in line with the regulatory reviews.

Operating profit* increased by 5.7 per cent to £529.6 million for the year, reflecting the continuing implementation of the cost reduction programme which more than offset the regulatory price reductions.

The target for cost savings over the five-year period ending 31 March 2005 has been raised from £450 million to £480 million, principally as a result of multi-utility synergies. These savings will be achieved progressively over the five-year period. Initiatives to deliver over 80 per cent of the cost savings target have already been put in place.

During the year United Utilities built on its approach to standardising the whole of the capital project life cycle by signing framework agreements with three contractors, covering the construction of capital schemes over the next three years. These account for approximately 25 per cent of the water and wastewater investment programme in the current regulatory period. United Utilities is ensuring that new assets are designed, procured and built using the same contractors, providing opportunities to make capital savings now and, by reducing the number of asset types in operation, operating cost savings in the future.

By the end of March 2002, around 40 per cent of the water and wastewater capital programme for the current regulatory period had either been completed, constructed or was at the detailed design stage where contract documentation is being drawn up. All of the remaining projects had been started, with the majority at the optioneering stage, when capital solutions are assessed against environmental requirements.

Although the foot and mouth outbreak has restricted access to land, causing some slippage in the capital programme, United Utilities has renegotiated timings with the environmental and quality regulators and is on track to meet the revised delivery dates.

Capital investment in the year was £506 million, of which £402 million related to water and wastewater, in line with the revised profile of the five-year capital programme, and £104 million to electricity distribution.

ASSET MANAGEMENT SERVICES

- Turnover increased by 95.3 per cent to £385.9 million
- Operating profit* (including share of joint ventures) increased by 48.6 per cent to £31.2 million
- Welsh Water contract boosts turnover

United Utilities Contract Solutions is a rapidly growing asset management services business which operates and maintains utility assets serving over 15 million people throughout the UK and overseas. Turnover increased by 95.3 per cent to £385.9 million, principally boosted by the Welsh Water contract.

Operating profit* (including share of joint ventures) increased by 48.6 per cent to £31.2 million reflecting full year contributions from the Welsh Water contract and concessions in Bulgaria, Estonia and Scotland.

Operations management

Operations management develops and operates contracts in selected markets based on the group's core asset management skills. It has a focused approach to pursuing opportunities with the objective of securing long-term investment and operational sources of income while limiting financial exposure.

The contract with Welsh Water, which made the group the largest manager of water and wastewater assets in the United Kingdom, continues to outperform expectations both in terms of cost and service levels.

IEBA, the Argentinian electricity utility for which United Utilities is technical operator, and in which the group has a minority interest, continues to be affected by the volatile and uncertain economic environment in which it operates. It is disappointing that this difficult environment is negating the operational improvements being achieved. IEBA is currently investigating options to stabilise the financing of the business for the long term benefit of its stakeholders.

Against the background of an increasing range of available opportunities, the group's aim is to focus on extending the current portfolio of contracts in the UK and other target areas, including Australia and Central and Eastern Europe.

Green energy

During the year United Utilities commissioned 15 renewable generation projects, bringing the total number of schemes in operation to 50, totalling 74 megawatts in capacity. EBITDA returns of approximately 16% are being made on capital employed of around £50 million. The current development pipeline contains around 30 further schemes with a capacity of around 66 megawatts, a number of which are based in North West England and capitalise on the group's presence as owner of both electricity and water assets in the region.

In addition the business has options to develop 10 megawatts on-shore, and 60 megawatts off-shore, wind farms in Wales. Development of the off-shore wind farm, at Scarweather Sands, has progressed during the year and is now at the site investigation and design stage.

Network services

United Utilities Networks is a national market leader in the rapidly developing multi-utility metering and connections markets. The business provides gas, water, electricity and telecommunications connections and metering to domestic, commercial and industrial developers. It also operates private gas networks.

United Utilities has recently signed two major metering contracts, further helping to position it as a major multi-utility player in the UK meter installation and replacement market. The first contract, with Welsh Water, has already commenced and is worth around £15 million over three years, covering around 140,000 meters installed throughout Wales. The second, which is a five-year contract recently signed with British Gas Trading Limited, covering around 5 million customer meters in North Wales and the North West and North East of England, is worth £225 million and is due to commence in September 2002.

United Utilities' multi-utility connections business has continued its successful expansion with over £7 million of orders won outside of the North West of England over the last 12 months.

During the year, the business completed the contract to provide multi-utility connections for the City of Manchester Stadium, the showpiece for this year's Commonwealth Games. The business was responsible for the design and build of electricity, gas, water and telecommunications infrastructure. This multi-utility approach, using the same channel to carry all components, ensured that the £2 million project was finished ahead of schedule and also provided a cost-effective solution for the customer.

CUSTOMER MANAGEMENT OUTSOURCING

- Turnover increased by 33.9 per cent to £282.9 million
- Operating profit* increased by 56.3 per cent to £15.0 million
- Operating margin* increased from 4.5 per cent to 5.3 per cent

Vertex provides business process outsourcing services to utilities, private enterprise and the public sector, with a primary focus on customer management outsourcing. Its services principally involve the management and operation of contact centres and the provision of related information technology infrastructure.

Vertex uses expertise gained through its experience in managing utility customer bases, and applies it to the rapidly growing customer management outsourcing market, both in the UK and abroad. The recently signed C$300 million ten-year contract with Hydro One, shows how Vertex can apply its UK utility experience to the substantial North American market.

During the year Vertex also won a multi-million pound, five-year contract with Birmingham City Council, which represents an important further step in developing Vertex's public sector activities, again leveraging off experience gained from the management of large scale utility customer bases.

Sales growth in the year of 33.9 per cent reflected increasing volumes in external business, including the new contracts secured with Companies House, Marks and Spencer and Birmingham City Council. There was also growth from the TXU contract, through Vertex's support of TXU's "Staywarm" marketing initiative. Further growth from this contract is anticipated this year as the balance of TXU's customer base is transferred onto the Customer 1 IT platform.

A consortium led by Vertex and including Cap Gemini Ernst &Young UK is in the final stages of negotiations with Westminster City Council on its biggest ever service contract, the Customer Service Initiative. This multi-million pound contract is intended to provide a fully integrated customer service for residents, visitors and businesses in Westminster.

As anticipated, the operating margin* improved from 4.5 per cent last year to 5.3 per cent reflecting progress in the achievement of cost reductions in internal contracts and the increasing maturity of the external contract portfolio.

Of Vertex's current £1.4 billion order book, more than three-quarters has been sourced from outside of the group, demonstrating that it is now a major player in the customer management outsourcing market.

Vertex has won the Chartered Institute of Personnel and Development - 2001 People Management Award. This is in recognition of the programme developed by Vertex in partnership with Unison, Europe's largest trade union. The award affirms Vertex's ability to manage business change and cost transformation in co-operation with trade unions. It is a significant competitive advantage in Vertex's target markets, particularly utilities and the public sector.

TELECOMMUNICATIONS

- Turnover increased by 29.9 per cent to £155.2 million
- Operating loss* reduced by 1.9 per cent to £20.5 million
- EBITDA positive on a month-by-month basis at the end of the year

Your Communications offers voice, basic and advanced data communication services to its target small and medium-sized enterprises and corporate customer base throughout the UK.

Turnover includes £5.0 million of IRU (indefeasible rights of use) network capacity sales, compared with £5.1 million in the previous year. Excluding IRU and premium rate service sales, revenues from business voice and data services grew by 51.2 per cent, to £106.3 million, compared with £70.3 million last year.

In March, Your Communications signed its biggest ever retail contract, worth around £12 million over four years with a major company based in North West England.

As anticipated, the business moved to being EBITDA positive on a month-by-month basis at the end of the year. It is expected to become progressively more financially self-sufficient, as revenues increase further, and the level of capital expenditure reduces, next year.

The operating loss reflects continued revenue and capital investment in the business to drive future sales and profit contribution. The business has continued to invest in new connections and now has around 3,250 customers, compared with approximately 2,700 12 months ago.

The roll-out of the broadband wireless access technology, the licences for which were acquired for £9 million in November 2000, continues at a measured pace. Seven base stations are in place and 29 orders for connections have already been received.

o0o

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 March	Note	2002 Unaudited £m	2001 Restated £m
Turnover			
Continuing operations inc. share of joint ventures		1,876.4	1,574.4
Less: share of joint ventures' turnover		(85.4)	(78.3)
Continuing operations		1,791.0	1,496.1
Discontinued operations		-	201.5
Group turnover		1,791.0	1,697.6
Operating costs			
Continuing operations before exceptional charges		(1,254.3)	(997.4)
Discontinued operations before exceptional charges		-	(179.9)
Exceptional charges – business restructuring continuing operations		(11.9)	(16.6)
Group operating costs		(1,266.2)	(1,193.9)
Operating profit			
Continuing operations before exceptional charges		536.7	498.7
Discontinued operations before exceptional charges		-	21.6
Exceptional charge – business restructuring continuing operations		(11.9)	(16.6)
Group operating profit		524.8	503.7
Share of operating profits from joint ventures		14.0	10.3
Profit before non-operating items, interest and taxation		538.8	514.0
Profit on disposal of businesses		-	191.2
Profit on ordinary activities before interest		538.8	705.2
Net interest payable and similar charges			
Group – bank loans, overdrafts and other loans		(216.7)	(204.7)
Group – other (discontinued operations)		-	(4.0)
Joint ventures		(13.9)	(11.6)
		(230.6)	(220.3)
Profit on ordinary activities before taxation		308.2	484.9
Ordinary taxation on profit on ordinary activities	3	(18.6)	(13.7)
Exceptional taxation – on disposal of businesses		-	(45.0)
Deferred taxation - ordinary	2	(23.0)	(56.0)
Deferred taxation - exceptional	2	-	(24.0)
		(41.6)	(138.7)
Profit on ordinary activities after taxation		266.6	346.2
Minority interest		(1.6)	-
Profit for the financial year		265.0	346.2
Dividends	8	(260.9)	(254.9)
Transfer to reserves		4.1	91.3
Earnings per share	4	47.9p	62.8p
Diluted earnings per share	4	47.7p	62.5p
Adjusted earnings per share	4,5	51.5p	41.2p
Dividends per share	8	47.0p	46.1p
Adjusted dividend cover	7	1.1	0.9
Interest cover	6	2.4	2.4

CONSOLIDATED BALANCE SHEET

	31 March 2002 Unaudited £m	31 March 2001 Restated £m
Fixed assets		
Intangible assets	81.2	88.6
Tangible assets	6,680.5	6,385.7
Investments in joint ventures		
- share of gross assets	199.1	339.5
- share of gross liabilities	(142.0)	(248.6)
	57.1	90.9
Other investments	26.4	29.3
	6,845.2	6,594.5
Current assets		
Stocks	16.5	18.0
Debtors	414.6	436.0
Investments	389.5	405.3
Cash at bank and in hand	18.9	50.7
	839.5	910.0
Creditors: amounts falling due within one year	(1,344.2)	(1,538.4)
Net current liabilities	(504.7)	(628.4)
Total assets less current liabilities	6,340.5	5,966.1
Creditors: amounts falling due after more than one year	(3,478.2)	(3,093.2)
Provisions for liabilities and charges	(310.8)	(261.8)
	2,551.5	2,611.1
Capital and reserves		
Called up share capital	555.9	552.9
Share premium account	671.6	656.6
Profit and loss account	1,308.8	1,388.0
Equity shareholders' funds	2,536.3	2,597.5
Minority interest	15.2	13.6
Capital employed	2,551.5	2,611.1

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 March	2002 Unaudited £m	2001 Audited £m
Net cash inflow from operating activities	802.2	842.5
Income from joint ventures	2.1	-
Returns on investments and servicing of finance	(223.7)	(190.1)
Taxation	(2.4)	(1.7)
Capital expenditure and financial investment	(586.0)	(573.7)
Acquisitions and disposals		
Acquisitions	(2.8)	(117.1)
Disposals	(7.0)	312.5
Equity dividends paid	(256.1)	(250.1)
Cash (outflow)/inflow before use of liquid resources and financing	(273.7)	22.3
Management of liquid resources	13.4	(328.7)
Financing		
Issues of shares	18.0	13.9
Increase in debt	202.1	318.1
(Decrease)/Increase in cash in the year	(40.2)	25.6

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

Year ended 31 March	2002 Unaudited £m	2001 Audited £m
(Decrease)/Increase in cash in the year	(40.2)	25.6
Cash inflow from increase in debt and lease financing	(202.1)	(318.1)
Cash (inflow)/outflow from management of liquid resources	(13.4)	328.7
Change in net debt resulting from cash flows	(255.7)	36.2
Exchange adjustments	1.3	(6.2)
Movement in net debt	(254.4)	30.0
Opening net debt	(2,806.4)	(2,836.4)
Closing net debt	(3,060.8)	(2,806.4)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Year ended 31 March	2002 Unaudited £m	2001 Restated £m
Profit/(Loss) for financial year:		
Group	267.3	350.6
Joint ventures	(2.3)	(4.4)
	265.0	346.2
Unrealised gain on sale of minority interest in Vertex	-	34.4
Exchange adjustment on overseas equity investment in Argentina	(79.3)	-
Other exchange adjustments	1.0	(6.0)
	186.7	374.6
Prior year adjustment - deferred tax	(233.0)	
Total gains and losses recognised since last annual report	(46.3)	

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

Year ended 31 March	2002 Unaudited £m	2001 Restated £m
Profit for the financial year	265.0	346.2
Dividends	(260.9)	(254.9)
Retained profit for the financial year	4.1	91.3
New share capital issued	18.0	13.9
Capitalisation of reserves in respect of shares issued	(5.0)	(1.5)
Goodwill on business disposals	-	101.0
Unrealised gain on sale of minority interest in Vertex	-	34.4
Exchange adjustment on overseas equity investment in Argentina	(79.3)	-
Other exchange adjustments	1.0	(6.0)
Net (decrease)/increase in equity shareholders' funds for the year	(61.2)	233.1
Opening equity shareholders' funds	2,597.5	2,364.4
Equity shareholders' funds at 31 March	2,536.3	2,597.5

NET CASH INFLOW FROM OPERATING ACTIVITIES

Year ended 31 March	2002 Unaudited £m	2001 Audited £m
Group operating profit	524.8	503.7
Exceptional items within group operating profit	11.9	16.6
Group operating profit before exceptional items	536.7	520.3
Depreciation and amortisation	324.7	320.5
(Profit)/Loss on disposal of tangible fixed assets	(3.6)	0.5
Stocks decrease/(increase)	3.1	(6.1)
Debtors decrease/(increase)	3.4	(65.8)
Creditors (decrease)/increase	(45.1)	73.9
Outflow related to exceptional items	(17.0)	(0.8)
Net cash inflow from operating activities	802.2	842.5

SEGMENTAL ANALYSIS BY CLASS OF BUSINESS

Year ended 31 March	2002 Unaudited £m	2001 Audited £m
Total turnover		
Licensed multi-utility operations	1,208.9	1,201.6
Asset management services	385.9	197.6
Customer management outsourcing	282.9	211.2
Telecommunications	155.2	119.5
Other activities	4.6	9.4
	2,037.5	1,739.3
Inter-business eliminations	(161.1)	(164.9)
	1,876.4	1,574.4
Divested businesses	-	273.4
Inter-business eliminations	-	(71.9)
	-	201.5
	1,876.4	1,775.9

Year ended 31 March	2002 Unaudited £m	2001 Audited £m
Profit/(Loss) before non-operating items, interest and taxation		
Licensed multi-utility operations	529.6	500.9
Asset management services	31.2	21.0
Customer management outsourcing	15.0	9.6
Telecommunications	(20.5)	(20.9)
Other activities	7.4	6.3
Corporate costs	(4.0)	(3.9)
	558.7	513.0
Goodwill amortisation	(8.0)	(4.0)
Continuing operations, before exceptional charges	550.7	509.0
Divested businesses	-	21.6
Exceptional charges	(11.9)	(16.6)
	538.8	514.0

NOTES

1. Basis of preparation

The financial information included within this preliminary results statement has been prepared on the basis of accounting policies consistent with those set out in the annual report to shareholders for the year ended 31 March 2001, with the exception of the application of FRS19 for the first time (see note 2).

The financial information included within this preliminary results statement does not constitute the group's audited statutory accounts for the financial year ended 31 March 2002 or 31 March 2001. The financial information for 2001 is derived from the statutory accounts for that period. Full audited accounts of United Utilities PLC in respect of that financial period (which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985) have been delivered to the registrar of companies.

The statutory accounts for 2002 will be finalised on the basis of the financial information presented by the directors in this preliminary results statement and will be delivered to the registrar of companies following the company's annual general meeting.

The board of directors approved this preliminary results statement on 21 May 2002.

2. Application of new Financial Reporting Standard

In the year ended 31 March 2002 the group has adopted for the first time Financial Reporting Standard (FRS) number 19, Deferred Tax. The application of FRS 19 is reflected in the current period and has also resulted in changes to the prior period reported results.

The effect of this standard is to require full provision for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. The standard permits the discounting of deferred tax assets and liabilities. Previously deferred tax was provided only on timing differences expected to reverse without replacement in the foreseeable future. Consequently, the tax charges for the previous years have been amended to reflect the requirements of the new standard. The result for the year ended 31 March 2001 has therefore been reduced by £80.0 million, of which £24.0 million relates to exceptional tax on the disposal of the energy supply business. The effect of the new standard on the year ended 31 March 2002 was to increase the tax charge by £23.0 million.

3. Ordinary taxation

	2002 £m	2001 £m
UK Corporation tax	15.9	9.7
Overseas tax	0.3	0.9
Deferred tax	23.0	56.0
Share of joint ventures' tax	2.4	3.1
	41.6	69.7

4. Earnings per share

Earnings per share, and diluted earnings per share, is calculated by dividing profit for the year and the adjusted profit for the period (see note 5) by the following weighted average number of shares in issue:

		Basic	Diluted
(i)	Year ended 31 March 2002	553.5 million	555.2 million
(ii)	Year ended 31 March 2001	551.1 million	553.7 million

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with FRS 14 (Earnings per Share).

5. Adjusted earnings per share
The adjusted earnings per share calculations are stated after excluding:

(i) Year ended 31 March 2002 - £11.9 million charge in respect of restructuring costs and £8.0 million in respect of goodwill amortisation;
(ii) Year ended 31 March 2001 - £139.8 million credit (net of tax) in respect of business disposals and the results of discontinued operations, £16.6 million charge in respect of restructuring costs and £4.0 million in respect of goodwill amortisation.

6. Interest cover
Interest cover is calculated as the number of times the interest charge for the year (excluding the financing charge related to the onerous contract provisions) is covered by profit from continuing operations before exceptional items, non-operating items, interest and tax.

7. Adjusted dividend cover
Adjusted dividend cover is calculated by dividing adjusted earnings per share by dividends per share.

8. Dividend
The final dividend of 31.7 pence per share will be paid on 1 October 2002 to shareholders on the register on 7 June 2002. The provisional ex dividend date is 5 June 2002.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This preliminary results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company's beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "potential", "reasonably possible" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore investors should not rely on them. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. The company cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company's success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially.